UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                              (Amendment No. ____)*


P.D.C. INNOVATIVE INDUSTRIES, INC.
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                                (Name of Issuer)

COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)

693275307
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                                 (CUSIP Number)

                     P.D.C. Innovative Industries, Inc. 501
                          South Dakota Avenue, Suite 1
                                 Tampa, FL 33606
                                  (813-258-0606

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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 5, 2004

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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693275307                       13D                  Page 1 of 4 Pages

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Granite Equities, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [X]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

         Not Applicable - transfer for estate planning purposes
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Florida
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               7    SOLE VOTING POWER                          11,500,000

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                                -0-
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER            11,500,000

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                           -0-
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


OO
--------------------------------------------------------------------------------

CUSIP No. 693275307                       13D                  Page 2 of 4 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Sharon Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         Not Applicable - transfer for estate planning purposes
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                   -0-

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                        11,500,000(1)
BENEFICIALLY

  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                    -0-

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER                  11,500,000(1)
    WITH


--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,500,000(1)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


IN
--------------------------------------------------------------------------------
(1) The reporting person expressly disclaims beneficial ownership of any shares other than the shares owned of record, if any, by such reporting person. The filing of this Schedule 13D shall not be deemed to be an admission that any reporting person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

CUSIP No.693275307              13D                            Page 3 of 4 Pages


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Item 1.  Security and Issuer.

            Common Stock, $.001 par value
            P.D.C. Innovative Industries, Inc.
            501 South Dakota Avenue, Suite 1
            Tampa, FL  33606


--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a) Granite Equities, LLC, a Florida limited liability company and Sharon Smith

     (b)       Granite Equities, LLC                    Sharon Smith
               1840 S.W. 22nd Street, PMB-4-198         1840 S.W. 22nd Street
               Miami, Florida   33145                   Miami, Florida  33145

     (c) Granite Equities, LLC's principal business is real estate and investments.
               Sharon Smith has a 50% interest in Granite Equities, LLC.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

     (e) During the last five years, the Reporting Person have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of such reporting persons were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Granite Equities, LLC is a Florida corporation and Sharon Smith is an American citizen.
--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

                No consideration was involved in this transaction as the reported transaction was effected for estate planning purposes.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

       The purpose of the transaction was for estate planning purposes.

     Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (iii) a sale or transfer of a material amount of assets of the Issuer; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.
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
CUSIP No.693275307              13D                            Page 4 of 4 Pages

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Item 5.  Interest in Securities of the Issuer.

     On May 5, 2004, Paul Smith, President of the Issuer, transferred 11,500,000 shares of common stock of the Issuer to Granite Equities, LLC, an entity of which Paul Smith is a 50% owner. Sharon Smith, wife of Paul Smith owns the remaining 50% of such entity.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Granite Equities, LLC is an entity owned by Paul Smith, President of the Issuer, and Sharon Smith, his wife, equally.

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Item 7.  Material to be Filed as Exhibits.



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

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        June 10, 2004
                                        ----------------------------------------
                                                         (Date)
                                        Granite Equities, LLC

                                        By: /s/ Paul Smith
                                        ----------------------------------------
                                                      (Signature)
                                        Paul Smith, President
                                        ----------------------------------------
                                                       (Name/Title)


                                        /s/ Sharon Smith
                                        ----------------------------------------
                                                       (Signature)

                                        Sharon Smith
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).